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                               NOVA RESOURCES INC.
                              102 West One Panorama
                              18 Fitzwilliam Street
                                    Sheffield
                                 England S1 4JQ
                           Telephone: 44-796-817-1519
                              Fax: 44-870-130-0806


March 31, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20002
Mail Stop: 4561

Attention:   Hugh Fuller, Division of Corporate Finance

Dear Sirs:

Re:      Nova Resources Inc.  - Registration Statement on Form SB-2
         ----------------------------------------------------------
         Amendment No. 5 - File No. 333-125695
         -------------------------------------

Further to your letter dated March 27, 2006 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

Prospectus
----------
Description of Business, pages 20-24
------------------------------------

1. Our prior comment 10 in our letter of September 14, 2005 specifically asks that you "disclose how Mr. Craven plans to manage a company in the Northwest Territories of Canada while attending university in Sheffield, England." Other than the statement about your intent to periodically hire Mr. Macdonald to supervise the engineer at the site, you provide no disclosure on the subject. Please revise your disclosure to comply with out comment.

         We have added the following disclosure in this section:

         "Our president, Alexander Craven, will periodically travel to Canada to manage our operations. Mineral property exploration ventures do not necessarily require that management attend the property being explored. In fact, it is customary for management not to attend mineral properties during exploration in order to ensure that management does not have any involvement in the collection of data and samples. Such exploration is generally conducted by geologists and their assistants who do not have an interest in the property or our shares and would not personally benefit from positive results.

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         Mr.  Craven will devote  approximately  20% of his time to our affairs, which will provide him with sufficient time to arrange exploration programs, retain qualified consultants, review results and source
         additional   financing.   Although  Mr.  Craven  will  be  enrolled  in
         university   from  September  to  April  of  each  year,  most  of  our exploration will be conducted from April to September when the weather permits exploration and mobilization of equipment. Accordingly, Mr. Craven will have sufficient time to oversee the management of our affairs during this time."

Yours truly,

 /s/ Alexander James Craven

Nova Resources Inc.
Alexander James Craven, President